SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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In the Matter of
                                                     CERTIFICATE
New Century Energies, Inc.
                                                         OF
File No. 70-9341
                                                    NOTIFICATION
(Public Utility Holding Company
Act of 1935)

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         This Certificate of Notification is filed by New Century Energies, Inc.
("NCE"),  a  Delaware  corporation,  pursuant  to Rule 24.  Such  filing is made
pursuant   to  NCE's  Form  U-1   Application-Declaration,   as   amended   (the
"Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated February 26, 1999 (HCAR No. 26982) (the "Order") in the above-referenced file. The Order directed that NCE file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of each calendar quarter. As such, this certificate reports information related to the period January 1, 1999 through September 30, 1999. In summary, the Order provides for NCE to report information relating to its
investments  in  exempt  wholesale   generators  ("EWGs")  and  foreign  utility
companies ("FUCOs") (collectively "Exempt Entities"). For the purposes of this report, Yorkshire Power Group Ltd. (Yorkshire Power"), which indirectly holds Yorkshire Electricity Group plc, and The Independent Power Corporation plc ("IPC") will be treated as FUCOs. Such required information is as follows:

a. NCE's aggregate investment in Exempt Entities, as computed in accordance with rule 53(a):

   NCE's aggregate investment in Exempt Entities at September 30, 1999 is $388.7 million or 50.8% of retained earnings.

b. NCE's aggregate investment in Exempt Entities as a percentage of the following:

   As a percentage of total capitalization:              6.4%

   As a percentage of net utility plant                  6.3%

   As a percentage of total consolidated assets          4.8%

   As a percentage of market value of common equity
       and retained earnings                             9.9%

c. NCE's consolidated capitalization ratios:

   Debt as a percentage of capitalization (including
     approximately $544 million of short-term debt)     51.1%

   Equity as a percentage of capitalization (including
     mandatorily redeemable preferred securities)       48.9%


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d. NCE's market to book ratio of common stock

   Market-to-book ratio at September 30, 1999            1.45

e. Analysis of growth in NCE's consolidated retained earnings:

   Retained earnings growth from Exempt Entities                  $13.8 million

   Retained earnings growth from all other NCE subsidiaries        34.1 million
                                                                  -----

   Total increase in consolidated retained earnings for the
     nine months ended September 30, 1999                         $47.9 million
                                                                  =====
f. Statement of revenues and net income for the twelve months ending September 30, 1999 for each of the Exempt Entities (in millions):


          Exempt Entity                     Revenues          Net Income (Loss)
          -------------                     --------          -----------------

  Yorkshire Power Group Ltd.                $2,284.1              $101.8

  Independent Power Corporation plc              2.7                 2.0

  Independent Power International                  -                (1.9)

  KES Jamaica, L.P.                             0.04                (0.1)

  Denver City Energy Associates, L.P.            2.3                (2.7)






                                                   New Century Energies, Inc.


 Dated: November 29, 1999                         By:  /s/ Teresa S. Madden
                                                     -----------------------
                                                       Teresa S. Madden
                                                         Controller